Exhibit 100.1

NICE inContact CXone Rated Highest in Product and Overall Vendor
Satisfaction by Customers in DMG Consulting Report

Customers give CXone cloud customer experience platform the highest average product satisfaction rating, and award perfect scores in overall vendor satisfaction and ease of doing business

Salt Lake City, January 24, 2019 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced that NICE inContact CXone – the world’s #1 cloud customer experience platform – received the highest average product satisfaction rating from its customers as well as the highest rating for overall vendor satisfaction, according to a new report by contact center, back-office and real-time analytics research and consulting firm DMG Consulting LLC.

DMG Consulting’s 2018-2019 Cloud-Based Contact Center Infrastructure Product and Market Report presents product as well as vendor satisfaction ratings, each broken down into several categories, as collected from cloud contact center users.

NICE inContact CXone received the highest average product satisfaction rating of all companies represented in the DMG report. Among the top-ranked aspects of CXone are its administrator interface and user experience, recording features, business intelligence capabilities, compliance features, and ease of integration with third-party applications.

NICE inContact received top scores in eight of 13 total vendor categories – more than any other vendor evaluated – including perfect scores for overall vendor satisfaction and ease of doing business. Additional top-ranked attributes of NICE inContact were vendor communication, current product, training, system upgrades, innovation, and product pricing.

“Enterprises worldwide increasingly recognize that cloud-based solutions provide benefits that on-premise applications lack, and organizational concerns regarding privacy and security in the cloud have eased over time. At the culmination of our annual research on the CBCCI market, DMG is impressed and excited about the enhancements and changes to these solutions, and the future of this sector,” said Donna Fluss, President of DMG Consulting.

“It’s especially meaningful for NICE inContact CXone to receive this recognition in the 2018-2019 DMG Consulting report because it comes from customers,” said Paul Jarman, NICE inContact CEO. “CXone meets the needs of organizations of all sizes across the globe, powering agents to engage easily with customers across multiple channels with a unified solution, NICE inContact is dedicated to delivering innovative and cost efficient technology to help companies achieve their business goals while consistently delivering exceptional customers experiences.”

NICE inContact CXone is the leading cloud customer experience platform. Only CXone unifies Omnichannel Routing, Analytics, Workforce Optimization, and Automation & Artificial Intelligence – providing a seamless customer and agent experience – as part of one enterprise-grade, cloud native platform. With its Open Cloud Foundation, CXone powers rapid innovation via open APIs, leading scalability and reliability (guaranteed 99.99 percent uptime), and carrier-grade connectivity (guaranteed voice quality). NICE inContact is the first and only cloud contact center solution to receive Authorization to Operate (ATO) for FedRAMP. Obtaining authorization to operate is an extremely rigorous process and reflects that NICE inContact offers one of the most secure environments available to contact centers.

To learn more about the DMG report click here.

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by  the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.